MEDICALE CORP

Otar Lortkifanidze 16

Tbilisi

Georgia, 0114

+17026054432

medicalecorp@gmail.com

Medicalecorp@protonmail.com

December 17, 2020

Nudrat Salik, Terence O'Brien,

Alan Campbell and Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Reference:	Medicale Corp
Registration Statement on Form S-1
Filed November 12, 2020
File No. 333-250025

Nudrat Salik, Terence O'Brien, Alan Campbell and Celeste Murphy,

In response to your letter dated December 11, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 12, 2020

Amendment No. 1 to Registration Statement on Form S-1

Cover Page 3

1. Please ensure that the cover page of the registration statement and the cover page of the prospectus are dated as of the date on which the registration statement is filed.

Response: We have inserted the correct date.

Prospectus Summary

Our Business, page 3

2. We note your response to prior comment 1 and updated disclosure. Please further revise your disclosure to confirm (i) the amount you agreed to pay for the website and (ii) whether that amount has actually been paid.

1

Response: We have revised our disclosure as follows:

The previous operator agreed to sell the website to the company for the amount of $12,000. Eventiko Inc. should deliver payment to the seller within 360 days from the purchasing date – September 30, 2020.

Dilution , page 17

3. We note your response to comment 4. We continue to believe that your dilution calculations should be revised in order to comply with Item 506 of Regulation S-K. In this regard, please revise your calculations as follows as previously requested:

• Please use net tangible book value per share, which would exclude all intangible assets recorded on your balance sheet. It appears that your net tangible book value at September 30, 2020 would be ($13,403) or ($.004) per share after deducting intangible assets; and

• Please use net offering proceeds in your calculations rather than gross offering proceeds. For example, assuming the sale of 100% of the securities offered, it would appear that you would have $88,987 of net offering proceeds based on the estimated offering costs disclosed on page II-1.

Response: We have revised our dilution calculations:

	25% Offering	50% Offering	75% Offering	100% Offering

Book value per share before the offering	$(0.0039)	$(0.0039)	$(0.0039)	$(0.0039)
Book value per share after the offering	$0.0001	$0.0030	$0.0046	$0.0056
Increase in book value per share to original shareholders	0.0040	0.0070	0.0086	0.0096
Number of shares outstanding before offering	3,400,000	3,400,000	3,400,000	3,400,000
Dilution to purchasers	$0.0099	$0.0070	$0.0054	$0.0044
Dilution as percentage	99%	70%	54%	44%
Gross offering proceeds	$13,987.00	$38,987.00	$63,987.00	$88,987.00
Number of shares after offering held by public investors	5,900,000	8,400,000	10,900,000	13,400,000
Purchasers of shares percentage of ownership after offering	42%	60%	69%	75%
Existing stockholders percentage of ownership after offering	58%	40%	31%	25%

2

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. Please provide the Independent Auditor’s Report in the filing. Refer to Rule 8-01 of Regulation S-X. Please also ensure that the auditor’s consent is provided as an exhibit to the filing. Refer to Item 601(b)(23) of Regulation S-K.

Response: We have provided the required information.

Please direct any further comments to:

Borisi Alborovi

Email:	medicalecorp@gmail.com
Medicalecorp@protonmail.com

Telephone: +17026054432

Sincerely,

/s/ Borisi Alborovi

Borisi Alborovi, CEO

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